Exhibit 6.19

Mutual Channel Agreement

This Agreement is entered into and effective as of the 15 day of November, 2020 by and between:

Trust Stamp Inc (referred to herein as ‘The Company’ where the context so requires) with its head office located at 75 5th Street NW, Suite 2290, Atlanta, GA 30308, USA

AND

VITAL4DATA, Inc, (referred to herein as the ‘Channel Representative’ where the context so requires) with its head office located at 3901 Mary Eliza Trace Marietta, GA 30064 Suite 203

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

1.	Channel Representative is hereby appointed as a non-exclusive sales channel for the Company’s products and services.

2.	The Company will provide Channel Representative with appropriate educational and marketing materials related to its products and services and Channel Representative will acquire and maintain a working knowledge of, and accurately market and describe, the Company’s products and services.

3.	Channel Representative is an independent contractor and not an agent or employees of the Company and shall not have authority to make any statements, representations, or commitments of any kind on behalf of the Company, except as expressly authorized in writing.

4.	Channel Representative will be paid commission based on commission-eligible net revenue received by the Company, as a direct result of Channel Representative’s efforts.

5.	Commission-eligible net revenue is defined as the cash revenue received minus any third party costs involved in the development or service delivery which third-party costs shall include but not be limited to any sub-contracts and software or other licenses or data acquisition charges necessary to deliver the contracted service.

6.	Unless varied in writing in respect of a specific opportunity the channel commission will be:

a.	20% of commission-eligible net revenue in the first year of the contract term

b.	10% of commission-eligible net revenue in the second year of the contract term

c.	5% of commission-eligible net revenue in the third year of the contract term

7.	Changes to the channel commission will be notified in writing to Channel Representative by the Company and will not be retrospective to prior sales or (save by mutual agreement) to sales to a prospective client that are already in process and contracted within 90-days of the change.

8.	To be considered a “direct result” and commission eligible, the potential client must not be an existing client of the company nor a potential client already in substantive communication with the Company and substantially all of the sales process with the client must be made or actively facilitated and supported by Channel Representative. Channel Representative may by e-mail request written clarification whether a named potential client is commission eligible and the Company shall respond thereto within two business days.

9.	Unless otherwise agreed in writing, commission-eligible net revenue will not be regarded as resulting from the Channel Representative’s efforts unless an introduction results in a contractual relationship with 24-months of the later of the first introduction or the last joint-engagement between the Company, the Channel Representative and the prospect.

10.	Fees will be paid to Channel Representative based on cash received by the Company and the Company will account to and pay Channel Representative no later than 30 days after the close of the the calendar month in which applicable revenue is received.

11.	All notices given under this agreement must be sent via U.S.P.S. to the mailing address of the counterparty (as given above or as updated by written notice) with a copy to the stipulated e-mail address, and shall be deemed delivered on the third business day after the later of the mailing or e-mailing.

12.	Unless expressly authorized, Channel Representative shall not disclose or communicate to any party any confidential information relating to the Company’s business including (but not limited to) client and potential client lists, financial statements and projections, price points and operating margins, product roadmap and marketing plans (“proprietary information”).

13.	Channel Representative agrees not to solicit any client of the Company in respect of any product or service offered by the Company for a period of 12-months following the termination of this agreement (unless such client had a formal commercial relationship with Channel Representative prior to the execution of this agreement).

14.	Channel Representative agrees not to solicit any potential client of the Company with whom the Company is actively engaged at termination in respect of any product or service offered by the Company for a period of 120-days following the termination of this agreement (unless such prospective client had a formal commercial relationship with Channel Representative prior to the execution of this agreement).

15.	This Agreement shall remain in force from execution until terminated by written notice given by either party.

16.	Termination by the Company will not negate any responsibility to pay Channel Representative in respect of any revenue received from:

a.	A contract entered with a client prior to termination

b.	A contract entered with a client within 90-days of termination provided that the Channel Representative has assisted the Company with any support reasonably requested in respect of that contract

17.	Upon termination of this agreement, Channel Representative shall return or destroy any physical or digital copies of the Company’s proprietary information in its (or its employees and agents) possession including (but not limited to) marketing material, business and financial documents, client lists, and pricing information.

18.	Channel Representative must obtain written approval from the Company before using any marketing materials related to the Company or its product or services other than those provided by the Company.

19.	Channel Representative shall not be entitled to reimbursement for any expenses except those that have been previously approved in writing by the Company.

20.	Company agrees to defend, indemnify, and hold harmless Channel Representative from and against any all third party claims (or other actions that could lead to losses by the Channel Representative) that are based upon Company’s (a) violation of the law, (b) violation of this Agreement, or (c) violation of any third party’s rights.

21.	Channel Representative agrees to defend, indemnify, and hold harmless the Company from and against any all third party claims (or other actions that could lead to losses by the Company) that are based upon the Channel Reps (a) violation of the law, (b) violation of this Agreement, or (c) violation of any third party’s rights.

22.	This Agreement represents the full agreement between the Parties and shall supersede all previous oral or written agreements regarding the subject matter. No modification of this Agreement shall be valid unless agreed in writing by both Parties.

23.	Any condition of this agreement that is found to be unenforceable in its entirety (or by reason of the specified scope and/or duration thereof)) shall be severed (or if enforceable with lesser scope and/or duration modified to the maximum scope and/or duration that is enforceable) leaving all other terms of this agreement in force.

24.	The parties expressly agree that any controversy or claim arising out of or relating to this contract or the breach thereof, shall be submitted to mediation administered by Henning Mediation & Arbitration Service, Inc. (Henning) in accordance with its procedures. If the parties are unable to resolve their dispute in mediation, the dispute shall be settled by binding arbitration administered by Henning in accordance with its rules, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

25.	This Agreement shall be governed by the laws of the State of Georgia, United States of America and the parties submit to and agree to the exclusive jurisdiction of the federal and state courts located in Fulton County, Georgia, USA.

Signed for the Company	Signed for the Channel Representative

/s/ Andrew Gowasack	/s/ Amy Barbieri
Name: Andrew Gowasack	Name: Amy Barbieri

Capacity: President	Capacity: President

Date: 11/15/2020	Date: 12/17/2020

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